

07007530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28663.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

250 West Pratt St	Baltimore	MD	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 01 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Operating Officer
Title

[signature]
Notary Public

ESPERANZA L. SPAULDING
Notary Public State of New York
No. 4844157
Qualified in Bronx County
Commission Expires January 31, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Report of Independent Auditors on the Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

March 31, 2007

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Table of Contents



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly owned subsidiary of Royce & Associates, LLC, at March 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1 and the computation of determination for reserve requirements and information relating to possession or control requirements of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2007

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Statement of Financial Condition

March 31, 2007

Assets		
Cash	$	5,740,552
Other assets		59,821
Total assets	$	5,800,373

Liabilities and Stockholder's Equity		
Liabilities:		
Accrued distribution fees	$	4,716,200
Other liabilities		170,004
Income taxes payable		78,419
Total liabilities		4,964,623
Commitments and Contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		759,000
Retained earnings		75,750
Total stockholder's equity		835,750
Total liabilities and stockholder's equity	$	5,800,373

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Operations
For the Year Ended March 31, 2007

Revenues:	
Distribution fees, net of waivers	$ 34,178,916
Expenses:	
Distribution fees to brokers	33,693,671
Printing	618,938
Insurance	61,306
Administrative fees and other expenses	212,326
Total expenses	34,586,241
Loss before income tax	(407,325)
Income tax benefit	145,212
Net loss	$ (262,113)

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at March 31, 2006	1,000	$ 1,000	$ 259,000	$ 337,863	$ 597,863
Net loss	-	-	-	(262,113)	(262,113)
Capital contribution from Parent			500,000		500,000
Balance at March 31, 2007	1,000	$ 1,000	$ 759,000	$ 75,750	$ 835,750

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities:		
Net loss	$	(262,113)
Net changes in assets and liabilities:		
Receivable/payable from/to parent		18,243
Income taxes receivable/payable		31,100
Other assets		1,540
Accrued distribution fees		1,360,600
Other liabilities		92,150
Cash used by operating activities		1,241,520
Cash flows from Financing activities:		
Capital contribution from Parent		500,000
Cash provided by financing activities		500,000
Cash at the beginning of the period		3,999,032
Cash at the end of period	$	5,740,552

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Fund, an open-end registered investment company which has multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Pennsylvania Mutual Fund, Royce Opportunity Fund, Micro Cap Fund, Total Return Fund, Premier Fund, Special Equity Fund, Heritage Fund, Value Fund and Value Plus Fund, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Pennsylvania Mutual Fund, Royce Opportunity Fund, Micro Cap Fund, Total Return Fund, Premier Fund, Special Equity Fund, Low-priced Stock Fund, Heritage Fund, Value Fund, Value Plus Fund, Technology Value Fund, Royce 100 Fund, Discovery Fund, Dividend Value Fund, Financial Services Fund, International Value Fund, International Smaller Companies Fund, and Royce Capital Fund Micro-Cap and Small Cap portfolios.

For the year ended March 31, 2007, the Company voluntarily waived the following fees from the classes of shares:

Service Class	
Royce Low-Priced Stock	$1,587,091
Royce Heritage	122,633
Royce Value	307,499
Royce Value Plus	941,387
Royce Technology Value	24,576
Royce 100	75,881
Royce Discovery	10,335
Royce Dividend Value	13,757
Royce Financial Services	8,183
Royce International Value	1,007
Royce International Small Companies	762
Royce Capital Fund – Micro Cap	1,217
Royce Capital Fund – Small Cap	519
	$3,094,847

Because the Company serves as distributor only for certain mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company believes it has no credit risk with respect to those accounts.

D. Use of Estimates

The financial statements are prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable in other liabilities. The provision for federal income taxes is determined as if the Company filed a separate return. The provision (benefit) for income taxes consists of:

Federal	$ (141,139)
State	(4,073)
	$ (145,212)
Current	$ (142,564)
Deferred	(2,648)
	$ (145,212)

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2007, the Company had net capital of $ 730,929, which was $399,954 in excess of required capital of $330,975. The Company's percentage of aggregate indebtedness to net capital was 679.2 %.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has a relationship with the Parent whereby the Parent pays fees on behalf of the Company and its managed funds, which the Company reimburses to the Parent as the expense is incurred.

As noted above, the Company's income taxes are reported as part of the Legg Mason consolidated federal and files separate state income tax returns, which are paid for by Legg Mason on behalf of the Company.



SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2007

Total capital and allowable subordinated liabilities			$ 835,750
Deductions and/or charges			
Receivable from Parent	$ -		
Other assets	59,821		
Total non-allowable assets		$ 59,821	
Excess fidelity bond deductible		45,000	
Total deductions and/or charges			104,821
Net capital before haircuts on securities positions			730,929
Haircuts on securities positions			-
Net Capital			730,929
Computation of Alternate Net Capital Requirement			
Computed net capital required (6-2/3% of total aggregate indebtedness)		$ 330,975	
Minimum dollar net capital requirement		5,000	
Net capital requirement			330,975
Excess net capital			$ 399,954
Total aggregate indebtedness			$ 4,964,623
Percentage of aggregate indebtedness to net capital			679.2%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.

There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited Part IIA FOCUS filing as of April 25, 2007.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2007

The Company is not required to file the above schedule as it claims exemption from SEC Rule 15c3-3 under Paragraph (k)(1) of the Rule as all customer transactions are cleared through a transfer agent on a fully-disclosed basis.



OTHER INFORMATION



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors of Royce Fund Services, Inc.:

In planning and performing our audit of the financial statements of Royce Fund Services, Inc. (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 25, 2007

END